Confidential treatment has been requested pursuant to SEC Rule 83, 17 CFR 200.83, for certain portions of this letter.  This letter omits confidential information (marked with asterisks) included in the unredacted version of the letter delivered to the Division of Corporation Finance.

January 12, 2018

Mr. Rolf Sundwall and Mr. Jim Rosenberg
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Federated National Holding Company Form 10-K for the Fiscal Year Ended December 31, 2016 Filed March 16, 2017 File No. 000-25001

Dear Mr. Sundwall and Mr. Rosenberg,

This letter is being submitted in response to the comments set forth in your letter dated December 6, 2017 to Mr. Ronald Jordan, Chief Financial Officer of Federated National Holding Company (“FNHC” or the “Company”), with respect to the above-referenced filing.

For your convenience, we have set forth the comments in bold typeface, followed by our response.

Form 10-K for the Fiscal Year Ended December 31, 2017, filed March 16, 2017
Notes to Consolidated Financial Statements
2. Significant Accounting Policies and Practices Principles of Consolidation, page 49

1.	Refer to your response to our prior comment 1. Please address each of the following:

•
We understand from our telephone conference on November 27, 2017, that Monarch Delaware has a board of directors that meets and makes decisions over the operations of Monarch Delaware.  Please explain to us in greater detail the corporate governance of Monarch Delaware and how the decisions that most significantly affect its financial performance are made.  Include in your response the following:

BACKGROUND
As we discussed in our conference call with you, there are various entities and contractual agreements associated within the Monarch Delaware Holdings LLC (“Monarch Delaware”) organizational structure.

Mr. Rolf Sundwall and Mr. Jim Rosenberg
U.S. Securities and Exchange Commission
Division of Corporation Finance
January 12, 2018

In summary, FNHC, Crosswinds Holdings Inc. (“Crosswinds”), and Transatlantic Reinsurance Company (“TransRe”) own 42.4%, 42.4%, and 15.2%, respectively, of Monarch Delaware.  Monarch Delaware owns 100% of Monarch National Holding Company (“Monarch National”), which owns 100% of Monarch National Insurance Company (“MNIC,” and together with Monarch Delaware and Monarch National, the “Monarch Entities”).

In connection with the formation of the Monarch Entities, the following agreements were entered into:

•
Managing General Agency and Claims Administration Agreement (the “Monarch MGA Agreement”) between FedNat Underwriters, Inc. (“FNU”), a wholly-owned subsidiary of FNHC, and MNIC.  The Monarch MGA Agreement provides that FNU operates MNIC’s insurance operations.

•
Investment Management Services Agreement (the “Investment Agreement”) among Crosswinds, Monarch Delaware, Monarch National and MNIC.  Under the Investment Agreement, Crosswinds acts as the Monarch Entities’ investment manager.

•	Promissory Note in the principal amount of $5 million from Monarch National in favor of TransRe.

After our discussion, we wish to clarify that FNU and Crosswinds have variable interests in MNIC through the Monarch MGA Agreement and the Investment Agreement and that MNIC is a variable interest entity (“VIE”).  Additionally, FNU, through the Monarch MGA Agreement, has the power to direct the activities that most significantly impact the economic performance of MNIC. Since FNU is wholly-owned by FNHC, FNHC ultimately has this power to direct MNIC’s activities. Lastly, we note that through its 42.4% indirect equity interest in MNIC through Monarch Delaware and Monarch National, FNHC is exposed to both losses and returns that are significant to MNIC.  As a result, FNHC is the primary beneficiary of MNIC.

Mr. Rolf Sundwall and Mr. Jim Rosenberg
U.S. Securities and Exchange Commission
Division of Corporation Finance
January 12, 2018

We have summarized the key aspects of our analysis below.

MNIC was created to write risk-adjusted homeowner’s insurance business in Florida. We have identified the following as MNIC’s most important business activities:

•	Underwriting
•	Claims processing
•	Investment management

As MNIC is an insurance company and FNU directs all of MNIC’s key insurance company business activities, the insurance-related activities are most significant to MNIC.  These activities are discussed in more detail later in our response.

Variable Interests Discussion

ASC 810-10-55-22 notes that “equity investments in a VIE are variable interests to the extent that they are at risk”.  Monarch National’s 100% equity ownership of MNIC is at risk and therefore a variable interest.

Additionally, we believe that FNHC’s 42.4% ownership via its interest in Monarch National through Monarch Delaware provides FNHC an indirect variable interest in MNIC consistent with the terms of ASC 810-10-55-37D.

ASC 810-10-55-37 states that fees paid to a legal entity’s decision makers or service providers are not variable interests if all the following conditions are met:

a)	The fees are compensation for services provided and are commensurate with the level of effort required for those services.
b)	The service arrangement includes only terms, conditions, or amounts that are customarily present in arrangements for similar services negotiated at arm’s length.
c)
The decision maker or service provider does not hold other interests in the VIE that individually or in the aggregate, would absorb more than an insignificant amount of the VIE’s expected losses or receive more than an insignificant amount of VIE’s expected residual returns.

Mr. Rolf Sundwall and Mr. Jim Rosenberg
U.S. Securities and Exchange Commission
Division of Corporation Finance
January 12, 2018

As indicated, MNIC pays fees to FNU and Crosswinds as follows:

FNU:  FNU, through the Monarch MGA Agreement, is responsible for the underwriting and claims processing business activities of MNIC.  For these services, FNU receives a payment of 4% of gross written premium and 3.6% of earned premium.   We have determined that these fees are customary and commensurate for the services being provided.  At inception, FNHC expected MNIC, within a three- to five-year period, to have up to $400 million of gross written premium and approximately $200 million of earned premium.  Fees paid to FNU in this expected scenario would be approximately $23.2 million.

Crosswinds: Under Investment Agreement, Crosswinds is responsible for the Monarch Entities’ investment management business activities (which primarily relate to MNIC’s investments).  For these services, Crosswinds receives a fee of 0.75% on assets under management (“AUM”) up to $100 million, 0.50% on AUM between $100 million and $200 million, and 0.30% on AUM greater than $200 million.  We have determined that these fees are customary and commensurate with the services being provided.  Under the expected three- to five-year scenario described above, Crosswinds would earn less than $2 million on expected AUM of $400 million.

As an insurance company, MNIC’s business activities impacting the variability of its operations are related to its insurance and investment operations.  FNU, through the Monarch MGA Agreement, directs all of MNIC’s insurance operations including underwriting and claims activities.  Crosswinds, through the Investment Agreement, direct MNIC’s investment activities.

The insurance operating decisions made by FNU, including the premium rate setting which drives the level of premium earned for risk exposures covered under policies issued and amounts to be retained and paid for claims incurred on policies issued, most significantly drive the variability of MNIC’s operating results.  The investment decisions made by Crosswinds support--but are ancillary to--the insurance operating activities and are not the most significant decisions impacting the variability of MNIC’s operating results.

Based on the provisions of ASC 810-10-55-37, MNIC’s fees paid to FNU fail paragraph c) above as FNHC’s indirect equity interest in MNIC through Monarch Delaware and Monarch National is significant when evaluating the potential losses to be absorbed or expected residual returns to be earned by MNIC.  Therefore, the fees paid to FNU under the Monarch MGA Agreement are variable interests.

As a result, management has concluded that FNHC has variable interests in MNIC through its indirect equity interests and fees paid by MNIC to FNU.

VIE Discussion

Pursuant to ASC 810-10-15-14, MNIC should be considered a VIE as the equity holders as a group lack the characteristics of a controlling financial interest.  Specifically, the equity holders lack the power through voting rights or similar rights to direct the activities of MNIC that most significantly impact economic performance.

Consistent with provisions of ASC 810-10-15-14, we initially examined whether the equity holders have power through their voting rights in their equity at risk investments.  A discussion of the MNIC Board and their respective rights follows.

Mr. Rolf Sundwall and Mr. Jim Rosenberg
U.S. Securities and Exchange Commission
Division of Corporation Finance
January 12, 2018

MNIC’s Board consists of five individuals who are elected annually by Monarch National through its 100% equity interest in MNIC.  Since inception, both FNHC and Crosswinds have annually agreed that the MNIC Board would consist of FNU staff as approved by MNIC’s CEO, who is also FNHC’s CEO.  FNHC and Crosswinds have also agreed that MNIC’s CEO can remove the MNIC Board with or without reason and is responsible to replace such Board members.  As MNIC’s Board consists of related parties to FNHC (i.e., FNU staff), the MNIC Board’s role in directing the activities most important to MNIC is not substantive.

ASC 810-10-25-11 notes that the following are always significant decisions:

•	Selecting, terminating, and compensating management responsible for an entities policies and procedures.
•	Establishing operating and capital decisions of the entity, including budgets, in the ordinary course of business.

MNIC does not have employees and relies solely on FNU employees, through the Monarch MGA Agreement, to manage and run MNIC’s insurance operations.  FNU is responsible for appointing, compensating, and removing FNU employees involved with the Monarch MGA Agreement.  The MNIC Board cannot remove FNU under the Monarch MGA Agreement.

The MNIC budget is prepared by FNU employees and approved by MNIC’s CEO, who is also FNHC’s CEO.  The MNIC Board does not review or approve MNIC’s budget.

We have identified the following as key business decisions made in MNIC’s most important activities:

Underwriting: Through the Monarch MGA agreement, FNU is providing underwriting services for MNIC, which includes the following:

•	Development of rates, rules, and forms
•	Risk selection of homes (i.e. zip code selection)
•	Access to FNU relationships with agents and distribution network
•	Marketing
•	Development of reinsurance strategy and including ultimate net retention levels of MNIC

As a result, in regards to underwriting operations, FNU directs the activities which most significantly impact MNIC’s economic performance.

Claims Processing: Through the Monarch MGA agreement, FNU is providing claims handling services for MNIC, which includes the following:

•	Claims processing
•	Decisions on settling claims (i.e. claim payment, denying the claim, etc.)
•	Reserving decisions on open and pending claims

As a result, FNU is responsible for making all claims processing decisions, which we believe directs the activities that most significantly impact MNIC’s economic performance.

Mr. Rolf Sundwall and Mr. Jim Rosenberg
U.S. Securities and Exchange Commission
Division of Corporation Finance
January 12, 2018

Investment Management: Through the Investment Agreement, Crosswinds is providing investment management and advisory services to MNIC, which includes the following:

•	Investment portfolio management
•	Buying and selling investment securities
•	Decisions on types of investment securities (e.g., bonds, equities)

As a result, Crosswinds is responsible to make all key investment decisions and therefore directs the investment activities which most significantly impact MNIC’s economic performance.

Other Strategic Activities: The MNIC Board’s roles in the following key MNIC corporate actions are not substantive.  As discussed later, the Monarch Delaware Board is responsible for these decisions.

•	dissolution of MNIC,
•	acquisition of another entity by MNIC,
•	issuance of new MNIC shares,
•	sale of MNIC

As a result, we have concluded that MNIC is a VIE because the equity holders, as a group, lack the characteristics of a controlling financial interest. The equity holders, through the MNIC Board, lack the power to direct the activities that most significantly impact MNIC’s economic performance. FNU, through the Monarch MGA Agreement, has the power to direct these activities.

Primary Beneficiary Considerations

ASC 810-10-25-38 indicates that “a reporting entity shall consolidate a VIE when the reporting entity has a variable interest (or a combination of variable interests) that provides the reporting entity with a controlling financial interest” in the VIE.

ASC 810-25-38A indicates that a reporting entity shall be deemed to have a controlling financial interest in a VIE if it has both of the following characteristics:

a)	The power to direct the activities of a VIE that most significantly impact the VIE’s economic performance.
b)	The obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

Previously, we have identified the activities of MNIC that most significantly impact the VIE’s economic performance include underwriting, claims processing, and investment management activities.  Additionally, we noted that MNIC’s primary business is that of an insurance company operating in the homeowners’ insurance market in Florida.  As a result, we concluded that FNU (and ultimately FNHC) through the Monarch MGA Agreement, has the power to direct the activities that most significantly impact the economic performance of MNIC.

In addition to having power, FNHC must have benefits – that is, the obligation to absorb the losses that potentially could be significant or the right to receive benefits that potentially could be significant.

Mr. Rolf Sundwall and Mr. Jim Rosenberg
U.S. Securities and Exchange Commission
Division of Corporation Finance
January 12, 2018

Through its 42.4% indirect equity interests in MNIC through Monarch Delaware and Monarch National, FNHC is exposed to both losses and returns which are significant to MNIC.

As a result, FNHC is the primary beneficiary of MNIC.

How management of Monarch Delaware and MNIC is appointed or removed.

For MNIC, please refer to “VIE Discussion” above.  For Monarch Delaware, please refer to the following discussion on decision making, below.

How budgets are prepared and monitored for Monarch Delaware and MNIC

For MNIC, please refer to the “VIE Discussion” above.  For Monarch Delaware, please refer to the following discussion on decision making, below.

Please explain how you weighed the decision making performed by the various interest holders in determining the primary beneficiary.  Include in your response an explanation, if true, for how the budget process does not constrain any decision making performed by you or your subsidiary through the MGA.

For MNIC, please refer to “VIE Discussion” above.

Additional discussion related to the various interest holders’ decision making responsibilities at the Monarch Delaware level follows.

Consistent with provisions of ASC 810-10-15-14, we initially examined whether Monarch Delaware’s equity holders have power through their voting rights in their equity at risk investments.

Under the Limited Liability Company Agreement of Monarch Delaware Holdings LLC entered into in connection with the formation of the Monarch Entities (the “LLC Agreement”), the Monarch Delaware Board shall have the sole and exclusive right, authority, power, and discretion to control, direct, manage and administer the business and affairs of the Monarch Entities.  The Monarch Delaware Board is composed of six individuals, three of whom are designated by FNHC and three of whom are designated by Crosswinds.  The LLC Agreement provides that the Monarch Delaware Board may delegate its duties to such persons as the Monarch Delaware Board deems necessary for the transaction of Monarch Delaware’s business.  At inception, the Monarch Delaware Board delegated its duties and responsibilities to FNHC’s CEO and CFO and named them MNIC’s CEO and CFO.  Monarch Delaware’s Board can remove MNIC’s CEO and CFO with a majority vote at any time, with or without cause.  Since this would require one or more FNHC-designees to the Monarch Delaware Board to approve the removal of MNIC’s CEO and CFO, we do not believe this removal right is substantive because FNHC would not vote to remove its designees as CEO and CFO of MNIC.

While TransRe owns 15.2% of Monarch Delaware, it does not have voting rights on the Monarch Delaware Board.  Although the LLC Agreement calls for one additional person as an independent designee to be appointed to the Monarch Delaware Board as agreed by both FNHC and Crosswinds, to date, the independent designee to the Monarch Delaware Board has not been named.  A member of the Monarch Delaware Board may be removed with or without cause only by the entity (either FNHC or Crosswinds) who originally named the member.  The removed Board member is replaced by the entity (either FNHC or Crosswinds) who removed the member.  FNHC and Crosswinds lose their right to designate members if their ownership percentage in Monarch Delaware falls below 10%.  If ownership falls below 10%, the entity with ownership percentage above 10% “may” vote to remove the Board member designated by the entity with ownership percentage below 10% but is not required to do so.

Mr. Rolf Sundwall and Mr. Jim Rosenberg
U.S. Securities and Exchange Commission
Division of Corporation Finance
January 12, 2018

All actions taken by the MNIC Board (see previous discussion) are subject to approval of Monarch Delaware Board consistent with their rights and responsibilities in the LLC Agreement.

Under the variable interest model, we believe participating rights represent the ability to participate in or block actions through which Monarch Delaware exercises it power to direct the activities that most significantly impact its economic performance.  Decisions made in the ordinary course of business are defined in ASC 810-10-20 and ASC 810-10-25-8 as “decisions about a matters of a type consistent with those normally expected to be addressed in directing and carrying out the entities current business activities regardless of whether events or transactions that would necessitate such decisions are expected to occur in the near term”.

ASC 810-10-25-11 notes that the following are always significant decisions:

•	Selecting, terminating, and compensating management responsible for an entities policies and procedures.
•	Establishing operating and capital decisions of the entity, including budgets, in the ordinary course of business.

The Monarch Entities do not have employees and rely on FNU employees, through the Monarch MGA Agreement, to manage and run MNIC’s insurance operations.  FNU is responsible for appointing, compensating, and removing FNU employees involved with the Monarch MGA Agreement.  Removal of FNU, through the Monarch MGA Agreement, requires a supermajority vote of the Monarch Delaware Board.  The LLC Agreement defines a supermajority as at least five (out of six) of the Monarch Delaware Board members).  Since this would require one or more FNHC-designees on the Monarch Delaware Board to approve the termination of FNU as managing general agent of MNIC by the termination of the Monarch MGA Agreement, we do not believe that this removal right is substantive because FNHC would not vote to remove FNU.

Monarch Delaware’s budget, with the MNIC budget as its primary input, is presented to the Monarch Delaware Board on an annual basis and is generally updated quarterly with actual operating results.  The Monarch Delaware Board is not required to approve, and has not approved, a budget at the Monarch Delaware level.

In terms of the key business activities of MNIC, the Monarch Delaware Board responsibilities are as follows:

Underwriting: The Monarch Delaware Board does have the right to make decisions around MNIC’s strategic underwriting decisions, such as when to stop writing new business in a particular area, for example the tri-county area around Miami.  Additionally, the Monarch Delaware Board has the right to establish MNIC’s net retention level through its reinsurance program.  We believe the Monarch Delaware Board’s rights in regard to these underwriting activities are protective rights as it relates to decisions around a fundamental change in underwriting activities, rather than the activities which significantly impact MNIC’s economic performance.

Mr. Rolf Sundwall and Mr. Jim Rosenberg
U.S. Securities and Exchange Commission
Division of Corporation Finance
January 12, 2018

Claims Processing: The Monarch Delaware Board is provided financial information and a list of MNIC claim payments over a specific dollar threshold; however, they are not involved with and do not have authority in determining the validity of claims or ultimate payout amounts for claims.

Investment Management: The Monarch Delaware Board approves MNIC’s investment policy standard, which provides certain limitations or guidelines to Crosswinds while managing MNIC’s investment portfolio (i.e., MNIC’s portfolio is limited to 50% equities, can have no single bond greater than 10% of the portfolio value, etc.).  Additionally, on a quarterly basis, the Monarch Delaware Board is provided an update on the market/economic conditions that are driving Monarch Delaware’s economic performance for monitoring purposes.  We believe the Monarch Delaware Board’s rights in regard to these investment activities are protective rights as it relates to decisions around a fundamental change in investment activities rather than directing day to day activities which significantly impact MNIC’s economic performance.

Other Strategic Activities: A supermajority of Monarch Delaware’s Board is required to approve the following key Monarch Delaware actions:

•	dissolution of Monarch Delaware,
•	acquisition of another entity by Monarch Delaware,
•	issuance of new interests in Monarch Delaware, and
•	sale of Monarch Delaware.

We believe these are protective rights consistent with ASC 810-10-25-10 in these activities relate to a fundamental change in Monarch Delaware’s activities.

Please tell us whether there are any contractual provisions that require FNHC to retain its equity interest in Monarch Delaware in order for it or FNU, which we understand from our conference call to be a 100% owned subsidiary of FNHC, to continue to be party to the MGA.

FNHC does not have to retain its equity at-risk interest for FNU to continue to be party to the Monarch MGA Agreement.

We note from our conference call that a supermajority of the board must approve the removal of FNU from being the decision-maker under the MGA.  Please explain in greater detail how FNU may be removed as the decision-maker.

Please refer to the previous discussion on decision making, above.

Please tell us how you considered the provisions of ASC 810-10-50-2AA to disclose significant judgments made and the effects of your involvement on financial performance and cash flows.

For our 2017 10-K filing, we will enhance our disclosure to include the following.  Additionally, we are currently evaluating the accounting and related disclosures for a FNHC reorganization impacting the Monarch Entities, which occurred in December 2017.

Mr. Rolf Sundwall and Mr. Jim Rosenberg
U.S. Securities and Exchange Commission
Division of Corporation Finance
January 12, 2018

“Federated National Holding Company (“FNHC”), an affiliate of Crosswinds Holdings Inc. (“Crosswinds”), and Transatlantic Reinsurance Company (“TransRe”) own 42.4%, 42.4%, and 15.2%, respectively, of Monarch Delaware Holdings LLC (“Monarch Delaware”).  Monarch Delaware owns 100% of Monarch National Holding Company (“Monarch National”), which owns 100% of Monarch National Insurance Company (“MNIC,” and together with Monarch Delaware and Monarch National, the “Monarch Entities”).  MNIC entered into a Managing General Agency and Claims Administration Agreement (the “Monarch MGA Agreement”) with FedNat Underwriters, Inc. (“FNU,” a wholly-owned subsidiary of FNHC), to operate MNIC’s insurance operations.  Additionally, the Monarch Entities entered into an Investment Management Agreement (“Investment Agreement”) with an affiliate of Crosswinds to perform as the Monarch Entities’ investment manager.  Lastly, Monarch National entered into a $5 million debt agreement with TransRe.

We believe FNU, through the Monarch MGA Agreement, directs the activities which most significantly impact the Monarch Entities’ insurance operating company, MNIC.  MNIC’s activities directed by FNU through the Monarch MGA Agreement include underwriting and claims.  As a result, MNIC is a variable interest entity because the equity holders, as a group, lack the characteristics of a controlling financial interest.

In addition to having power to direct the activities which most significantly impact MNIC, FNHC has the obligation to absorb the losses and/or the right to receive benefits that potentially could be significant through its 42.4% indirect equity interests in MNIC through Monarch Delaware and Monarch National.

As a result, FNHC is the primary beneficiary of MNIC resulting in its consolidation into our financial statements.

The carrying amounts of MNIC, which can only be used to settle obligations of MNIC, and liabilities of MNIC for which creditors do not have recourse are as follows:

	December 31,
	2017	2016
ASSETS	(in thousands)
Investments
Debt securities, available-for-sale, at amortized cost	$	$27,100
Equity securities, available-for-sale, at fair value		1,604
Total investments		28,704

Cash and cash equivalents		15,668
Prepaid reinsurance premiums		1,070
Premiums receivable, net		1,584
Other assets		1,910
Total assets	$	$48,936

LIABILITIES
Loss and loss adjustment expense reserves	$	$1,659
Unearned premiums		8,406
Reinsurance payable		864
Debt		4,909
Income taxes payable		-
Other liabilities		1,026
Total liabilities	$	$16,864

Mr. Rolf Sundwall and Mr. Jim Rosenberg
U.S. Securities and Exchange Commission
Division of Corporation Finance
January 12, 2018

Earned premiums and loss and loss adjustment expense attributable to MNIC, are $X.X million and $X.X million, $4.7 million and $2.9 million, and $0.6 million and $0.3 million, for the years ended December 31, 2017, 2016, and 2015, respectively.

The net cash flows generated by MNIC are reflected in the operating activities section of our consolidated statements of cash flows.  Cash provided by MNIC operating activities are $X.X million, $6.8 million, and $4.7 million for the years ended December 31, 2017, 2016, and 2015, respectively.”

Your prior response addresses consolidation of Monarch Delaware.  Notwithstanding the comments above, please explain to us how you applied ASC 810 to MNIC. Include in your response an explanation as to whether Crosswinds or FNU has a variable interest through the respective decision-making arrangements, whether MNIC has characteristics of a VIE, and any other pertinent aspects of the consolidation model.

Please refer to the “Variable Interests Discussion”, above, and the “VIE Discussion”, above.

Direct Written Policy Fees, page 51

2.
Please refer to your response to our prior comment 2. Tell us how you disclose the policy fee in the bill to the policyholder and what you tell the policyholder as to the reason you are charging the fee including if to cover costs incurred. Regarding the Florida statute included in your response, explain to us what "The per-policy fee shall be a component of the insurers rate filing" means. Also, it would appear that deferred acquisition costs include the types of expenses for which the policy fees are incurred and intended to compensate the Company.  In this regard, it would appear to be inconsistent to recognize the policy fees revenue when the policy is placed yet defer these expenses. Please advise.  Finally, please provide us reference to the 10-K filings to which you refer that also recognize policy fees at the effective date of the policy.

The direct written policy fee is disclosed in a separate section within the invoice sent to the policyholder.  The separate section is referred to as “Mandatory Additional Charges”, and the line item is labeled “Policy Fee (Fully Earned)”.  The line item is separate and distinct from the invoice disclosures for the premium charge, which represent the vast majority of the total charges in the invoice.

As it relates to the policy fees being charged, the communication between our MGA and the policyholder as to the reason for the fee is generally limited to the presentation of the fee on the invoice as described in the preceding paragraph.  It is conceivable that the selling agents communicate with the policyholder regarding the fee, which we believe they would describe as a fixed fee set by the state and charged by the MGA for placement of the policy with the carrier.

Mr. Rolf Sundwall and Mr. Jim Rosenberg
U.S. Securities and Exchange Commission
Division of Corporation Finance
January 12, 2018

Insurance company rates are regulated by the various state departments of insurance.  Insurance companies produce rate filings on an as needed basis, such as when they are seeking an increase in rates.  The per-policy fee is a required component of the insurers’ rate filing, as the policyholder is responsible to pay the fee, as described in our previous response.  However, this fee is a pass-thru from the insurance company, who directly charges the policyholder, to the MGA, which is a separate entity from the insurance company.  It does not impact the premium rate being requested in the regulatory filing or the current premium rate charged to the policyholder.

We note that recognizing the policy fee income up-front is consistent with our belief that the performance obligation associated with the policy fee has been met upon the effective date of the policy, as described in our previous response.  Additionally, it is consistent with the language in the state statutes and in the bill to the policyholder.  Furthermore, there continues to be diversity within the industry in how to account for these policy fees as shown by the following two examples, which were obtained through reviews of Form 10-Ks within our industry.

•	Universal [UVE] December 31, 2016 Form 10-K “the Managing General Agent (MGA)’s policy fee on all new and renewal insurance policies are recognized as income upon policy inception.”

•
Heritage [HRTG] December 31, 2016 Form 10-K “We charge policyholders a policy fee on each policy written; these fees are not subject to refund, and the Company recognizes the income immediately when collected.”

***

Mr. Rolf Sundwall and Mr. Jim Rosenberg
U.S. Securities and Exchange Commission
Division of Corporation Finance
January 12, 2018

***

Other Income, page 51

3.
Please refer to your response to our prior comment 3. Tell us whether you pay a commission to the agents from whom you receive a fixed percentage of gross written premiums as an administrative fee, and how you account for that commission paid. Confirm to us that expenses you incur to print and issue policies and endorsements for business which the general agent has underwritten, are expensed as incurred and not deferred as deferred acquisition costs, and whether those expenses approximate the amount received as administrative fees.

As communicated in our prior response, the administrative services fee is generated through our private passenger automobile (“PPA”) general agency agreement, which entitles the Company to a fixed percentage of gross written premiums as administrative fee income.

Through the general agency agreement, the Company pays a commission to the general agent at market rates.  The commission expense for the business that is underwritten is deferred over the policy term consistent with the recognition of the premium revenue.

***

6. Loss and Loss Adjustment Expense Reserves, page 62

4.
Please refer to your response to our prior comment 6.  We believe your inclusion of the "experience account adjustment" in incurred loss, net of reinsurance, related to current year within the table of activity in the liability for loss and LAE reserves on page 62 does not comply with ASC 944-40-50-3. Please provide us proposed disclosure to be included in future filings that includes this adjustment in incurred loss, net of reinsurance, related to prior years. In this regard, we believe you should consider separating this adjustment therein from the remaining amount related to prior years and include expanded narrative by way of a note to the table describing the nature of the adjustment and the reason for separating it. Further, regarding "assignment of benefits," please provide us proposed disclosure to be included in future filings that explains its nature and why it caused development in 2016 for accident year 2015.

Mr. Rolf Sundwall and Mr. Jim Rosenberg
U.S. Securities and Exchange Commission
Division of Corporation Finance
January 12, 2018

The following is our proposed disclosure to be included in future filings related to the loss development table in our Form 10-K.  We have adjusted the prior year tables to present ceded losses under retrospectively rated contracts as a separate line, whereas they were previously included within the “Current year” caption.

***

	Year Ended December 31,
	2017	2016	2015
	(In thousands)
Gross reserves, beginning of period	$158,110	$97,340	$78,330
Less: reinsurance recoverable (1)	(41,079)	(7,496)	(10,394)
Net reserves, beginning of period	117,031	89,844	67,936

Incurred loss, net of reinsurance, related to:
Current year	-	191,845	111,648
Prior year loss development (2)	-	12,546	(9,466)
Ceded losses under retrospectively rated quota-share (3)	-	(17,050)	2,171
Prior years	-	(4,504)	(7,295)
Total incurred loss and LAE, net of reinsurance	-	187,341	104,353

Paid loss, net of reinsurance, related to:
Current year	-	113,196	49,531
Prior years	-	46,958	32,914
Total incurred loss and LAE, net of reinsurance	-	160,154	82,445

Net reserves, end of period	-	117,031	89,844
Plus: reinsurance recoverable (1)	-	41,079	7,496
Gross reserves, end of period	$-	$158,110	$97,340

(1)	Reinsurance recoverable in this table includes only ceded loss and LAE reserves.

(2)
This includes loss development from prior accident years impacting pre-tax net income. It excludes losses ceded under retrospective reinsurance treaties for which there is an offseting experience account adjustment.

(3)	Reflects losses ceded under retrospective reinsurance treaties for which there is an offsetting experience account adjustment, such that there is no impact on pre-tax net income.

The establishment of loss reserves is an inherently uncertain process and changes in loss reserve estimates are expected as such estimates are subject to the outcome of future events.  The factors influencing changes in claim costs are often difficult to isolate or quantify and developments in paid and incurred losses from historical trends are frequently subject to multiple interpretations.  Changes in estimates, or differences between estimates and amounts ultimately paid, are reflected in the operating results of the period during which such adjustments are made.

As previously disclosed, the Company entered into 30% and 10% retrospectively-rated Florida-only property quota share treaties, which ended on July 1, 2016 and 2017, respectively.  These agreements included a profit share (experience account) provision, under which the Company will receive ceded premium adjustments at the end of the treaty to the extent there is a positive balance in the experience account.  This experience account is based on paid losses rather than incurred losses.  Due to the retrospectively-rated nature of this treaty, when the experience account is positive we cede losses under these treaties as the claims are paid with an equal and offsetting adjustment to ceded premiums (in recognition of the related change to the experience account receivable), with no impact on net income.  Conversely, when the experience account is negative, we cede losses on an incurred basis with no offsetting adjustment to ceded premiums, which impacts net income negatively.

Mr. Rolf Sundwall and Mr. Jim Rosenberg
U.S. Securities and Exchange Commission
Division of Corporation Finance
January 12, 2018

Beginning in 2017, for purposes of the incurred loss, net of reinsurance line within this disclosure, we have classified paid losses related to these retrospectively rated quota share treaties which were ceded during the indicated year but relating to a prior accident year in a separate line, as noted above.  The related amounts in the previous year have been adjusted to conform to this presentation.  Prior to 2017, these amounts were included in the current year incurred line item in the table above.  Total amounts of incurred losses presented for 2016 and 2015 remain unchanged.

During the year ended December 31, 2016, the Company experienced unfavorable loss and LAE reserve development on prior accident years primarily in its all other peril homeowners’ coverage in Florida.  In the first half of 2016, the Company began to experience a new and higher level of assignment of benefits (“AOB”) claims both in frequency and severity in our homeowners business in Florida, which caused adverse experience on the loss activity in accident years 2015 and 2016.  This increased level of AOB claims was the significant driver in the Company’s decision to increase our 2015 accident year reserves in our homeowners’ Florida line of business.

AOB is a legal construct that allows a third party to step into the shoes of the insured and is then paid directly by an insurance company for services rendered on behalf of the insured for a covered loss.  Absent an AOB, the insured would pay the third party and those costs would be reimbursed by the insurance company to the insured.  AOB is commonly used when a homeowner experiences a water loss, for example a leaky pipe, an overflow from a sink, or a damaged appliance, and contacts a contractor or water remediation company.

Misuse of this legal construct has led to contractors overinflating costs of claims and/or submitting improper claims, causing insurance companies to have to either pay the overinflated claim, fight the claim in court, or both.  In all cases, AOB claims cost the insurance company, on average, more than five times the cost to settle non-AOB claims, which has been a primary driver the increase to our overall loss and loss adjustment in comparison to historical severity averages.

Although the concept of AOB had been around for several years prior to 2016, the Company had a relatively low level of AOB claims in the accident years prior to 2016 and the related adverse impact of AOB claims had a marginal impact on the Company’s overall loss experience.  Given the nature of AOB claims, it is difficult to identify the number of outstanding or expected AOB claims as the third parties may not step into the shoes of the insured or may not identify itself to the Company until later on in the claim processing cycle.  This delay in identifying AOB claims creates a challenge in estimating our loss reserves, as capturing the incremental costs to settle AOB claims as part of our calculation of estimated loss reserves at the end of the year.

Accordingly, the challenge described above together with the change in the Company’s historical trend on AOB claims were the main drivers of the prior year development in 2016.

Mr. Rolf Sundwall and Mr. Jim Rosenberg
U.S. Securities and Exchange Commission
Division of Corporation Finance
January 12, 2018

During the year ended December 31, 2015, the Company experienced a redundancy on prior year accident years primarily a result of continued favorable loss experience (mostly caused by severity in reported claims) in the Company’s all other peril homeowners’ coverage caused in part by the absence of severe weather in Florida.  Specifically, we have experienced better severity than expected in 2013 and 2014 accident years.

Should you have any questions about the information provided in this response, please do not hesitate to contact me.

Sincerely,

/s/ Ronald Jordan

Ronald Jordan, Chief Financial Officer
Federated National Holding Company

cc: Nina Gordon